Exhibit 99.1

Allied Esports Entertainment Announces First Quarter 2020 Financial Results

Successful strategic pivot to online events in response to the ongoing COVID-19 pandemic

IRVINE, Calif. (May 11, 2020) – Allied Esports Entertainment, Inc. (NASDAQ: AESE) (the “Company”), a global esports entertainment company, today announced its financial results for the first quarter ended March 31, 2020, as well as an update on several key business initiatives.

Commenting on the Company’s first quarter results, the Company’s CEO, Frank Ng, said, “In the latter part of the quarter, it became clear that shelter-in-place orders would be issued in most cities in the United States and in other markets in which we operate around the globe, resulting in the temporary shut-down of the In-person pillar of our business strategy. With our team’s operational agility, we were able to rapidly pivot in the face of this adversity. We made the quick and strategic decision to shift our focus on content and online services in order to continue to serve our loyal communities and our industries at a time when they need us most.”

Mr. Ng continued, “While the COVID-19 pandemic impacted our results in the first quarter, I am reassured by the tremendous popularity of esports and poker, including WPT’s meaningful subscriber growth in March, as the nation and world remains at home. I firmly believe that our unique position will not only carry us through the difficulty and uncertainty driven by the pandemic, but will also provide an opportunity to expand our customer base once the crisis ends and life returns to normal. We look forward to continuing to serve our customers and the gaming community and emerging from this challenge as a stronger company.”

First Quarter 2020 Financial Results

Revenues: Total revenues in the first quarter of 2020 decreased 3% to $6.0 million from $6.2 million in the first quarter of 2019, primarily due to decreased In-person revenues from the COVID-19 pandemic and shelter-in-place orders, partially offset by revenue growth in the Multiplatform Content and Interactive Services.

In-person revenues declined approximately 16%, to $2.3 million for the first quarter of 2020 from $2.7 million in the first quarter of last year. The decrease in In-person revenues relate primarily to the temporary closure of the company’s flagship esports venue, HyperX Esports Arena Las Vegas at the Luxor Hotel & Casino on March 17, 2020, and the cancellation of in-person WPT events due to the COVID-19 pandemic.

Multiplatform Content revenues increased 10%, to $1.2 million for the first quarter of 2020 from $1.1 million in the first quarter of last year. The growth in Multiplatform Content revenues relate primarily to increased television and streaming as a result of COVID-19 shelter-in-place orders.

Interactive revenues increased 6%, to $2.5 million for the first quarter of 2020 from $2.4 million in the prior year quarter. The increase in Interactive revenues is attributable to the increase in social gaming revenue due to the mandatory quarantine measures imposed as a result of the COVID-19 pandemic.

	For the Three Months Ended
	March 31,
	2020	2019

Revenues
In-person	$2,304,922	$2,747,641
Multiplatform content	1,216,897	1,101,622
Interactive	2,523,234	2,385,785
Total Revenues	$6,045,053	$6,235,048

Costs and expenses: Total costs and expenses for the first quarter was $14.1 million, up 40% compared to the first quarter of 2019. Costs and Expenses increased primarily due to stock-based compensation and increases in general and administrative expenses. The increase was partially offset by lower In-person and Multiplatform Content related costs and expenses.

	For the Three Months Ended
	March 31,
	2020	2019

Costs and expenses
In-person (exclusive of depreciation and amortization)	$987,443	$1,171,747
Multiplatform content (exclusive of depreciation and amortization)	461,374	580,553
Interactive (exclusive of depreciation and amortization)	992,500	891,567
Online operating expenses	324,953	189,331
Selling and marketing expenses	632,730	651,328
General and administrative expenses	4,911,823	4,318,492
Stock-based compensation	4,003,835	-
Depreciation and amortization	1,824,465	1,686,182
Impairment of investment in ESA	-	600,000
Total Costs and Expenses	$14,139,123	$10,089,200

Total net loss for the first quarter of 2020 was $8.8 million, an increase from total net loss of $3.9 million in the prior year period.

First quarter adjusted EBITDA loss, a non-GAAP measure, was $2.3 million from adjusted EBITDA loss of $1.6 million in the first quarter of 2019. A reconciliation of the GAAP-basis net loss to adjusted EBITDA is provided in the table at the end of this press release.

Balance Sheet

As of March 31, 2020, the Company had a cash position of $9.4 million, including $5.0 million of restricted cash, compared to $12.1 million at December 31, 2019, which included $3.7 million of restricted cash. The gross principal amount of the Company’s convertible debt totaled $14.0 million. As of March 31, 2020, the Company’s basic and diluted common shares outstanding totaled 23.9 million shares.

Operational Update

Allied Esports

In the first quarter of 2020, Allied Esports held 91 events with 67 events at HyperX Esports Arena Las Vegas prior to its temporary closure on March 17, 2020 due to the COVID-19 pandemic. Highlighted events included multiple brand activations during the Consumer Electronics Show as well as LVL UP EXPO and Bethesda's The Elder Scroll's Online update: 'ESO's Future'. Most notably the company responded to the current health crisis by shifting its events online while continuing to live stream daily content, hosting 24 online tournaments between March 14 and March 31.

The HyperX Esports Truck teams executed two events in the first quarter of 2020. The first at Dreamhack Anaheim and the second at Messe Husum to organize eFootball Championship FIFA 20. Several events were canceled in the first quarter in the backdrop of the COVID-19 pandemic.

In January, Allied Esports and affiliates of Simon Property Group, Inc. (NYSE: SPG) announced its first Allied Esports venue at a Simon destination, debuting at Simon’s Mall of Georgia, the largest shopping destination in the Southeast, in the second half of 2020. Subsequently, due to the COVID-19 pandemic, the project has been delayed pending further discussion once the situation normalizes. In addition, the company also announced in January, a strategic relationship with Brookfield Property Partners (NASDAQ: BPY), and $5 million investment to bring Allied Esports’ new on-mall esports venue concept to its existing Brookfield Properties retail destinations.

In March, Fortress Esports, Allied Esports’ first Affiliate Program partner and Property Network member covering Australia and New Zealand, opened its first venue at Australia's largest shopping mall, Emporium, in Melbourne, Australia.

World Poker Tour®

In January, the WPT TV Season XVIII kicked off with the WPT Gardens Poker Championship, which grew in entries, and the WPT Borgata Winter Poker Open, which became the 8th largest event in WPT history with 1,290 entries. In addition, WPT L.A. Poker Classic compiled 490 entries and will once again award $1 million to the first-place winner. In addition, the WPT and Baccarat formally renewed its $75,000 partnership in January for the 2020 TV season. Baccarat will continue to be the naming rights sponsor for the WPT Tournament of Champions presented by Baccarat Crystal, saluting WPT Televised Main Event Champions with champagne toasts in Baccarat flutes, and awarding Baccarat glasses to our newest WPT Champions.

January also marked the launch of the innovative ClubWPT $1,000,000 bonus promotion, where any ClubWPT member who wins a seat package to a Main Tour event on ClubWPT and then goes on to win that event will win an extra $1,000,000 bonus. The promotion has already attracted thousands of new customers.

In February, the WPT returned to Paris, France, for the first-ever WPTDeepStacks Paris festival. The festival set the record for most entries (6,347) in a WPTDeepStacks festival in Europe. Revenue for the festival totaled €293,200 across 31 events. In addition, the first WPT Philippines festival at Okada Manila in February doubled the WPT Main Event guarantee and received strong support from the global poker community despite the COVID-19 pandemic.

First Quarter 2020 Conference Call

The Company will host a conference call today at 1:30 p.m. Pacific Time / 4:30 p.m. Eastern Time to discuss its first quarter 2020 financial results. Participants may join the conference call by dialing 1-877-300-8521 (United States) or 1-412-317-6026 (International).

A live webcast of the conference call will also be available on Allied Esports’ Investor Relations site at http://ir.alliedesportsent.com. Additionally, financial information presented on the call will be available on Allied Esports’ Investor Relations site. For those unable to participate in the conference call, a telephonic replay of the call will also be available shortly after the completion of the call, until 11:59 pm ET on Monday, May 25, 2020, by dialing 1-844-512-2921 (United States) or 1-412-317-6671 (International) and entering the replay pin number: 10143806.

About Allied Esports Entertainment

Allied Esports Entertainment, Inc. (NASDAQ: AESE) is a global esports entertainment venture dedicated to providing transformative live experiences, multiplatform content and interactive services to audiences worldwide through its strategic fusion of two powerful entertainment brands: Allied Esports International, Inc. (Allied Esports) and the World Poker Tour (WPT).

Allied Esports is an award-winning, innovative esports company comprised of a global network of dedicated esports properties and content production facilities. Its mission is to connect players, streamers and fans around the world through integrated arenas, including its flagship venue, HyperX Esports Arena Las Vegas, its fleet of mobile esports trucks, the HyperX Esports Trucks, the HyperX Esports Studio, and affiliate members of the Allied Esports Property Network, which serve as both competition battlegrounds and everyday content generation hubs.

World Poker Tour is the premier name in internationally televised gaming and entertainment with brand presence in land-based tournaments, television, online, and mobile. WPT ignited the global poker boom in 2002 with the creation of its iconic television show, now in its 18th season, based on a series of high-stakes poker tournaments. ClubWPT.com is a unique online membership platform that offers inside access to the WPT.

For more information about Allied Esports Entertainment, Inc. and its subsidiaries, please visit AlliedEsportsEnt.com.

Non-GAAP Financial Measures

As a supplement to our financial measures presented in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), the Company presents certain non-GAAP measures of financial performance. These non-GAAP financial measures are not intended to be considered in isolation from, as a substitute for, or as more important than, the financial information prepared and presented in accordance with GAAP. In addition, these non-GAAP measures have limitations in that they do not reflect all of the items associated with the company’s results of operations as determined in accordance with GAAP.

The Company provides net income (loss) and earnings (loss) per share in accordance with GAAP. In addition, the Company provides EBITDA (defined as GAAP net income (loss) before interest (income) expense, income taxes, depreciation, and amortization). The Company defines Adjusted EBITDA as EBITDA excluding stock-based compensation and impairment losses.

In the future, the Company may also consider whether other items should also be excluded in calculating the non-GAAP financial measures used by the Company. Management believes that the presentation of these non-GAAP financial measures provides investors with additional useful information to measure the Company’s financial and operating performance. In particular, the measures facilitate comparison of operating performance between periods and help investors to better understand the operating results of the Company by excluding certain items that may not be indicative of the Company’s core business, operating results, or future outlook. Additionally, we consider quantitative and qualitative factors in assessing whether to adjust for the impact of items that may be significant or that could affect an understanding of our ongoing financial and business performance or trends. Internally, management uses these non-GAAP financial measures, along with others, in assessing the Company’s operating results, and measuring compliance with the requirements of the Company’s debt financing agreements, as well as in planning and forecasting.

The Company’s non-GAAP financial measures are not based on a comprehensive set of accounting rules or principles, and the terms non-GAAP net income, non-GAAP earnings per share, and non-GAAP or adjusted EBITDA do not have a standardized meaning. Therefore, other companies may use the same or similarly named measures, but exclude different items, which may not provide investors a comparable view of the Company’s performance in relation to other companies.

Management compensates for the limitations resulting from the exclusion of these items by considering the impact of the items separately and by considering the Company’s GAAP, as well as non-GAAP, results and outlook, and by presenting the most comparable GAAP measures directly ahead of non-GAAP measures, and by providing a reconciliation that indicates and describes the adjustments made.

Forward Looking Statements

This press release includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of the parties, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include: the ability to meet Nasdaq’s continued listing standards; the Company’s ability to execute on its business plan; the ability to retain key personnel; potential litigation; the ongoing effects of the COVID-19 pandemic; and general economic and market conditions, impacting demand for the Company’s services. These and other risk factors are discussed in Company reports filed with the Securities and Exchange Commission. The Company does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

# # #

Investor Contact:

Lasse Glassen

Addo Investor Relations

lglassen@addoir.com

424-238-6249

Media Contact:

Brian Fisher

Allied Esports Entertainment

brian@alliedesports.com

Allied Esports Entertainment, Inc.

Condensed Consolidated Balance Sheets

	March 31,	December 31,
	2020	2019
Assets	(unaudited)
Current Assets
Cash	$4,351,634	$8,440,573
Restricted cash	5,000,000	3,650,000
Accounts receivable	2,068,913	2,121,326
Prepaid expenses and other current assets	1,080,787	1,367,795
Total Current Assets	12,501,334	15,579,694
Property and equipment, net	19,580,571	20,554,307
Goodwill	4,083,621	4,083,621
Intangible assets, net	14,186,699	14,789,876
Deposits	712,463	712,463
Deferred production costs	11,508,829	10,962,482
Other assets	6,138,631	4,638,631
Total Assets	$68,712,148	$71,321,074

Liabilities and Stockholders' Equity
Current Liabilities
Accounts payable	$1,070,299	$956,871
Accrued expenses and other current liabilities	3,930,946	3,892,471
Accrued interest on convertible debt	2,707,742	2,088,994
Deferred revenue	2,947,391	3,855,459
Convertible debt, net of discount, current portion	10,919,706	12,845,501
Convertible debt, related party, net of discount	992,701	988,115
Total Current Liabilities	22,568,785	24,627,411
Deferred rent	3,359,770	2,472,837
Convertible debt, net of discount, non-current portion	1,985,401
Total Liabilities	27,913,956	27,100,248
Commitments and Contingencies

Stockholders' Equity
Preferred stock, $0.0001 par value, 1,000,000 shares authorized, none issued and outstanding	-	-
Common stock, $0.0001 par value; 65,000,000 shares authorized, 23,934,871 and 23,176,146 shares issued and outstanding at March 31, 2020 and December 31, 2019, respectively	2,393	2,317
Common stock subscribed, $0.0001 par value; 1,018,848 and 0 shares subscribed at March 31, 2020 and December 31, 2019, respectively.	102	-
Additional paid in capital	168,654,573	161,300,916
Subscription receivable	(2,000,000)	-
Accumulated deficit	(125,995,053)	(117,218,584)
Accumulated other comprehensive income	136,177	136,177
Total Stockholders' Equity	40,798,192	44,220,826
Total Liabilities and Stockholders' Equity	$68,712,148	$71,321,074

Allied Esports Entertainment, Inc.

Condensed Consolidated Statements of Operations and Comprehensive Loss

(unaudited)

	For the Three Months Ended
	March 31,
	2020	2019
Revenues:
In-person	$2,304,922	$2,747,641
Multiplatform content	1,216,897	1,101,622
Interactive	2,523,234	2,385,785
Total Revenues	6,045,053	6,235,048
Costs and Expenses:
In-person (exclusive of depreciation and amortization)	987,443	1,171,747
Multiplatform content (exclusive of depreciation and amortization)	461,374	580,553
Interactive (exclusive of depreciation and amortization)	992,500	891,567
Online operating expenses	324,953	189,331
Selling and marketing expenses	632,730	651,328
General and administrative expenses	4,911,823	4,318,492
Stock-based compensation	4,003,835	-
Depreciation and amortization	1,824,465	1,686,182
Impairment of investment in ESA	-	600,000
Total Costs and Expenses	14,139,123	10,089,200
Loss From Operations	(8,094,070)	(3,854,152)
Other Income (Expense):
Other income	541	-
Interest expense	(682,940)	-
Total Other Expense	(682,399)	-
Net Loss	(8,776,469)	(3,854,152)
Other comprehensive loss:
Foreign currency translation adjustments	-	(3,082)
Total Comprehensive Loss	$(8,776,469)	$(3,857,234)

Basic and Diluted Net Loss per Common Share	$(0.37)	$(0.33)

Weighted Average Number of Common Shares Outstanding:
Basic and Diluted	23,934,871	11,602,754

Allied Esports Entertainment, Inc.

Condensed Consolidated Statements of Cash Flows

(unaudited)

	For the Three Months Ended
	March 31,
	2020	2019
Cash Flows From Operating Activities
Net loss	$(8,776,469)	$(3,854,152)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	4,003,835	-
Amortization of debt discount	64,192	-
Depreciation and amortization	1,824,465	1,686,182
Impairment of investment in ESA	-	600,000
Deferred rent	130,087	(87,130)
Changes in operating assets and liabilities:
Accounts receivable	52,413	(426,506)
Deferred production costs	(546,347)	(863,892)
Prepaid expenses and other current assets	287,008	3,059
Accounts payable	113,428	515,182
Accrued expenses and other current liabilities	38,475	(48,121)
Accrued interest on convertible debt	618,748	-
Deferred revenue	(908,068)	(390,077)
Total Adjustments	5,678,236	988,697
Net Cash Used In Operating Activities	(3,098,233)	(2,865,455)

Cash Flows From Investing Activities
Return of Simon investment	(3,650,000)	-
Investment in TV Azteca	(1,500,000)	-
Lease incentive reimbursements	756,846	-
Purchases of property and equipment	(225,567)	(452,550)
Investment in ESA	-	(1,238,631)
Purchases of intangible assets	(21,985)	(69,161)
Net Cash Used In Investing Activities	(4,640,706)	(1,760,342)

Cash Flows From Financing Activities
Repaid to Former Parent	-	(136,574)
Proceeds from sale of common stock	5,000,000	-
Net Cash Provided By (Used In) Financing Activities	5,000,000	(136,574)

Effect of Exchange Rate Changes on Cash	-	(3,861)

Net Decrease In Cash And Restricted Cash	(2,738,939)	(4,766,232)
Cash and restricted cash - Beginning of period	12,090,573	10,471,296
Cash and restricted cash - End of period	$9,351,634	$5,705,064
Cash and restricted cash consisted of the following:
Cash	$4,351,634	$5,705,064
Restricted cash	5,000,000	-
	$9,351,634	$5,705,064

Supplemental Disclosures of Cash Flow Information:
Cash paid during the period for interest	$-	$55,178

RECONCILIATION OF GAAP NET LOSS TO ADJUSTED EBITDA

(unaudited)

EBITDA and Adjusted EBITDA are non-GAAP financial measures and should not be considered as a substitute for net income (loss), operating income (loss) or any other performance measure derived in accordance with United States generally accepted accounting principles (“GAAP”) or as an alternative to net cash provided by operating activities as a measure of AESE’s profitability or liquidity. AESE’s management believes EBITDA and Adjusted EBITDA are useful because they allow external users of its financial statements, such as industry analysts, investors, lenders and rating agencies, to more effectively evaluate its operating performance, compare the results of its operations from period to period and against AESE’s peers without regard to AESE’s financing methods, hedging positions or capital structure and because it highlights trends in AESE’s business that may not otherwise be apparent when relying solely on GAAP measures. AESE presents EBITDA and Adjusted EBITDA because it believes EBITDA and Adjusted EBITDA are important supplemental measures of its performance that are frequently used by others in evaluating companies in its industry. Because EBITDA and Adjusted EBITDA exclude some, but not all, items that affect net income (loss) and may vary among companies, the EBITDA and Adjusted EBITDA AESE presents may not be comparable to similarly titled measures of other companies. AESE defines EBITDA as earnings before interest, income taxes, depreciation and amortization of intangibles. AESE defines Adjusted EBITDA as EBITDA excluding stock-based compensation and impairment losses.

The following table presents a reconciliation of EBITDA and Adjusted EBITDA from net loss, AESE’s most directly comparable financial measure calculated and presented in accordance with GAAP.

	Three Months Ended March 31,

	2020	2019
Net loss	$(8,776,469)	$(3,854,152)
Interest expense	682,940	-
Federal, state, and foreign taxes	43	2,954
Depreciation and amortization	1,824,465	1,686,182
EBITDA	(6,269,021)	(2,165,016)
Stock-based compensation	4,003,835	-
Impairment expense	-	600,000
Adjusted EBITDA	$(2,265,186)	$(1,565,016)